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                                                     March 23, 2005

H. Christopher Owings, Esq.
Assistant Director
Office of Small Business
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Catalyst Lighting Group (the "Company" or the "Registrant") Amendment No. 2 to Registration Statement on Form SB-2
           Filed February 28, 2005
           File No. 333-121179

              Form 10-QSB for quarter ended December 31, 2004
           File No. 000-50385

Dear Mr. Owings:

      This letter is in response to the comments contained in the Staff's letter to Dennis H. Depenbusch dated March 14, 2005 (the "Comment Letter"). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

Form SB-2

General

1. We note that you restated your September 30, 2004 financials to reclassify a portion of your debt from long term to current. Please revise you Form SB-2 to reflect this change. Also, please update your disclosure to discuss this reclassification and revise your Management Discussion and Analysis section to discuss the impact and effect it will have on you.

We have made the requested change in the revised SB-2 filed concurrently with this letter.

2. We reissue prior comment 1. The warrants represent a potential source of liquidity, and they also relate to the shares being offered in this registration statement. You may add disclosure as appropriate to avoid the confusion regarding the likelihood of current exercisability of the warrants. Also, as part of your Item 504 disclosure, please clearly indicate that you will receive no proceeds from the sales of common shares by the selling shareholders, but you will receive proceeds up to $___ in connection with the exercise of warrants relating to shares offered by the prospectus.

We have made the requested change in the revised SB-2 filed concurrently with this letter.

Cover Page

3. We note your response to comment 2 and reissue the comment. Please include the revised disclosure on the cover page of the prospectus.

We have made the requested change in the revised SB-2 filed concurrently with this letter.

Management's Discussion and Analysis and Plan of Operation

4.    We note your response to comment 3. Please further expand this section to

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      discuss any limitations on the use of funds and describe how the existence of the notes will impact your ability to obtain financing in the future.

We have made the requested change in the revised SB-2 filed concurrently with this letter.

5. We note your disclosure on page 30 that indicates that you anticipate entering into a modification of the terms on the AR Notes that will permit Laurus to convert all amounts outstanding under the AR Notes into shares of common stock as of the date of effectiveness of the registration statement. Please tell us when you anticipate doing so and confirm that you will file appropriate exhibits and modify the terms of the notes before requesting effectiveness on the registration statement

As discussed with Howard Baik, there was a misstatement with respect to the ability of Laurus to convert the AR Notes. This section has been amended in the revised SB-2 filed concurrently with this letter to properly reflect the terms concerning Laurus' ability to convert the AR Notes into shares of the Registrant's common stock.

Form 10-QSB for quarter ended December 31, 2004

6. Your Form 10-QSB for the fiscal quarter ended December 31, 2004 should reflect applicable revisions made in response to our comments on the Form SB-2. For instance, the Management's Discussion and Analysis section should reflect the liquidity disclosure regarding the Laurus securities. Please revise.

As per the Commission's comments, revisions were, of course, made in the Form SB-2 amendments filed with the Commission. To the extent available prior to filing, those revisions were also made in the Registrant's Form 10-KSB/A, filed February 17, 2005, as it concerned disclosure of the Laurus transaction, which took place prior to the Registrant's fiscal year end of September 30, 2004. The Form 10-QSB for the fiscal quarter ended December 31, 2004 categorized the Laurus transaction consistent with the Form 10-KSB/A. As the issues raised by the Commission concerning disclosure of the Laurus transaction, including the liquidity of Laurus, had no substantive impact on the fiscal quarter from October 1, 2004 through December 31, 2004, corresponding changes were not made to the Registrant's Form 10-QSB disclosure of activity during that quarter. Therefore, the Registrant believes no further amendment of its Form 10-QSB for that quarter is necessary.

Item 3. Controls and Procedures

7. Item 307 of Regulation S-B requires that your certifying officers disclose their Conclusions regarding the effectiveness, not adequacy of your disclosure controls and procedures. Please revise accordingly.

Although we must begin to be in compliance with this requirement for our first fiscal year ending on or after April 15, 2005, in our attempts to be in early compliance, our use of the word "adequate" instead of "effective" was inadvertent. With the consent of the Commission, the Company hereby agrees to make such change in all future filings with the Commission.

8. Item 308(c) of Regulation S-B requires that you disclose any change in the small business issuer's "internal control over financing reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonable likely to materially affect, the small business issuer's internal control over financial reporting." Revise you disclosure accordingly.

Part I, Item 3(b) of the Registrant's Form 10-QSB for the fiscal quarter ended December 31, 2004 states:

      "CHANGES IN INTERNAL CONTROLS. There were no significant changes in our internal controls or to our knowledge, in other factors that could materially affect, or would be reasonably likely to materially affect, our disclosure controls and procedures, or our internal control over financial reporting, subsequent to December 31, 2004."

Exhibits 31.1 and 31.2

9. Please revise the first sentence of your certifications to eliminate the "principal executive officer" and principal financial officer" titles.

As we were unaware of this requirement, with the consent of the Commission, we hereby undertake to make such change in all future filings with the Commission.

If you have any questions regarding our responses to any of the above information, please contact David N. Feldman at (212) 869-7000.


                                   Sincerely,

                                   Catalyst Lighting Group, Inc.


                                   By: /s/ Dennis H. Depenbusch
                                       ----------------------------
                                           Dennis H. Depenbusch
                                           Chief Executive Officer